CUSIP No. 055367106	Page 1 of 18 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BCSB BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 055367106	Page 2 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 164,771
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 164,771

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 3 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 67,491
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 67,491

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 4 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 79,410
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 79,410

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 5 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 232,262
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 232,262

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 6 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 311,672
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 311,672

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14		TYPE OF REPORTING PERSON PN

* 9.99% ownership was rounded to 10.0%

CUSIP No. 055367106	Page 7 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 79,410
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 79,410

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 8 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 311,672
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 311,672

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14		TYPE OF REPORTING PERSON IN

* 9.99% ownership was rounded to 10.0%

CUSIP No. 055367106	Page 9 of 18 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF,PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 52
BENEFICIALLY OWNED	8	SHARED VOTING POWER 311,672
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 52
PERSON WITH:	10	SHARED DISPOSITIVE POWER 311,672

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14		TYPE OF REPORTING PERSON IN

* 9.99% ownership was rounded to 10.0%

CUSIP No. 055367106	Page 10 of 18 Pages

Item 1.	Security and Issuer

        The initial Schedule 13D, dated August 5, 2008, was filed with the Securities and Exchange Commission on August 13, 2008 (the “Initial Schedule 13D”). This Amendment No. 1 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, $0.01 par value (“Common Stock”), of BCSB Bancorp, Inc. (the “Company” or “BCSB Bancorp”). The address of the principal executive offices of the Company is 4111 E. Joppa Road, Baltimore, Maryland 21236.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the Initial Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC

        (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

CUSIP No. 055367106	Page 11 of 18 Pages

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held by Mr. Lashley, as an individual.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 311,724 shares of Common Stock of the Company acquired at an aggregate cost of $4,168,824.

        The amount of funds expended by Financial Edge Fund to acquire the 164,771 shares of Common Stock it holds in its name is $2,173,193. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BN Paribas Prime Brokerage, Inc. (“BNP Paribas”).

        The amount of funds expended by Financial Edge Strategic to acquire the 67,491 shares of Common Stock it holds in its name is $918,492. Such funds were provided from Financial Edge Strategic’s available capital and from time to time margin loans provided by BNP Paribas.

CUSIP No. 055367106	Page 12 of 18 Pages

        The amount of funds expended by Goodbody/PL LP to acquire the 79,410 shares of Common Stock it holds in its name is $1,076,229. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

        The amount of funds expended by Mr. Lashley to acquire the 52 shares of Common Stock he holds in his name is $910. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing the Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP have margin loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued. On August 13, 2008, the Common Stock was trading at $10.32, or 68% of the Company’s June 30, 2008 tangible book value of $15.27. On December 10, 2008 the Common Stock was trading at $8.10, or 53% of the estimated September 30, 2008 tangible book value.

        The PL Capital Group has discussed, and will continue to discuss, with management of BCSB Bancorp their operating and strategic plans for (1) maximizing the performance of BCSB Bancorp and its wholly owned subsidiary Baltimore County Savings Bank and (2) maximizing the value of the Common Stock. The most recent discussion was held at a meeting with the Chairman, CEO and CFO of the Company at the Company’s headquarters on December 2, 2008.

        On December 10, 2008, Financial Edge Fund, L.P. submitted a stockholder proposal relating to the elimination of the residency requirement for directors, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. A copy of the letter submitting the proposal and the proposal are attached to this Amended Schedule 13D as Exhibit 2. In that letter, the PL Capital Group also recommended that the Company take the steps necessary to: (1) adopt a “majority vote” standard for the election of directors; (2) declassify the board; (3) amend its “Integrity” bylaw to allow all stockholders to nominate candidates for director; (4) set the strike price of any stock options granted in the future, if such plans are adopted and approved by stockholders, at the greater of $10.00 (the most recent stock offering price) or the market price on the date of the grant; and (5) adopt performance based triggers for the granting and vesting of any future stock benefit plans. In the letter, the PL Capital Group noted that if the board of directors did not adopt these corporate governance recommendations, the PL Capital Group may present these additional matters directly to stockholders at the 2009 Annual Meeting or future stockholder meetings.

CUSIP No. 055367106	Page 13 of 18 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock although it has no present intention of increasing its ownership above 9.99%. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them at any time.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 3,120,945 outstanding shares of Common Stock. This is the number of shares of Common Stock that BCSB Bancorp reported as outstanding as of July 30, 2008 in its most recent Form 10-Q , which was filed with Securities and Exchange Commission on July 31, 2008. The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

        (a)-(b) See cover page.

        (c)     Financial Edge Fund made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

        (d)     Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

        (a)-(b) See cover page.

        (c)     Financial Edge Strategic made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

CUSIP No. 055367106	Page 14 of 18 Pages

        (d)     Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

        (a)-(b) See cover page.

        (c)     Goodbody/PL LP made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

        (d)     Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

        (a)-(b) See cover page.

        (c)     PL Capital has made no purchases or sales of Common Stock directly.

        (d)     PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(E)	PL Capital Advisors

        (a)-(b) See cover page.

        (c)     PL Capital Advisors has made no purchases or sales of Common Stock directly.

        (d)     PL Capital Advisors is the Investment Advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

CUSIP No. 055367106	Page 15 of 18 Pages

(F)	Goodbody/PL LLC

        (a)-(b) See cover page.

        (c)     Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

        (d)     Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

        (a)-(b) See cover page.

        (c)     Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(H)	Mr. Richard J. Lashley

        (a)-(b) See cover page.

        (c)     Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund and Financial Edge Strategic: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 055367106	Page 16 of 18 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Letter dated December 10, 2008 to Company Regarding 14a-8 Stockholder Proposal and Other Corporate Governance Recommendations

* Filed previously.

CUSIP No. 055367106	Page 17 of 18 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 055367106	Page 18 of 18 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Exhibit 2

Financial Edge Fund, L.P.
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Via Fax and Overnight Mail

December 10, 2008

Secretary of the Corporation
BCSB Bancorp, Inc.
4111 East Joppa Road
Suite 300
Baltimore, Maryland 21236

Re:	Stockholder Proposal Respecting Director Residency Requirement and Other Corporate Governance Recommendations

Dear Sir or Madam:

        Financial Edge Fund, L.P. is submitting the attached stockholder proposal (see Annex A) relating to the elimination of the residency requirement for directors of BCSB Bancorp, Inc. (the “Company”), pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and requests that it be included in the Company’s proxy statement for the 2009 Annual Meeting of Stockholders (the “Annual Meeting”). The Annual Meeting is currently scheduled for May 20, 2009.

        A letter from BNP Paribas Prime Brokerage, Inc. certifying the ownership of Financial Edge Fund, L.P., continually for over a year, of at least $2,000 worth of the Company’s common stock, par value $0.01 per share (the “Common Stock”), is enclosed. Financial Edge Fund, L.P. intends to continue to hold at least $2,000 worth of the Common Stock through the date of the Annual Meeting.

        Financial Edge Fund, L.P. and its affiliates (collectively, the “PL Capital Group”) are the beneficial owners of 311,724 shares of the Common Stock as of December 5, 2008. This beneficial ownership includes shares held by Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; PL Capital, LLC; Goodbody/PL Capital, LLC; Richard J. Lashley and John W. Palmer. We believe the PL Capital Group is the largest outside stockholder of the Company, and we have closely followed the Company during the past several years.

        Reasons for Stockholder Proposal

        Section 3.b. of Article II of the Company’s bylaws provides that for an individual to be eligible to serve as a director of the Company, the individual must reside in either the Baltimore, Maryland Metropolitan Statistical Area (“MSA”) or Cecil County, Maryland. Our proposal seeks to eliminate this patently discriminatory and flawed requirement, which in our view serves no purpose other than to entrench the existing board of directors and management at the expense of stockholders’ rights.

        We also believe that the Company’s residency requirement undermines the Company’s ability to attract and retain the most highly qualified directors. Artificially restricting the composition of the board of directors to individuals residing in either the Baltimore, Maryland MSA or Cecil County, Maryland, deprives the Company and its stockholders of the freedom to select the most qualified and appropriate individuals to serve on the board when such individuals reside somewhere else. We strongly believe that it is in the best interests of the Company and its stockholders for the board to have the flexibility to determine the best individuals to serve as members of the board, whether or not the individuals reside in the Baltimore, Maryland MSA or Cecil County, Maryland.

        As we have discussed with the senior management of the Company on several occasions, we believe the residency requirement is also an anti-stockholder standard which creates two classes of stockholders: those “first class” stockholders who happen to live in the local defined areas (the Baltimore, Maryland MSA and Cecil County, Maryland) and those “second class” stockholders who happen to live outside the designated areas. We believe this is a discriminatory standard against the PL Capital Group (your largest outside stockholder) and all other stockholders who live outside the designated areas.

        We do not recall the Company offering the Common Stock only to local residents of Baltimore when the Company was trying desperately to get its capital raise completed. Clearly, the Company would likely be operating under severe regulatory constraints or worse (for example, a distressed sale or a forced merger) if out of market investors did not subscribe to the Company’s stock offering.

        We also believe that the residency requirement is a poor business practice because it precludes candidates from serving on the board of directors despite the fact that they may otherwise have outstanding qualifications. In the current uncertain economic climate in particular, we see no justification for limiting the pool of potential candidates to the local geographic area. Indeed, these uncertain economic times highlight the need to retain the most qualified individuals as directors regardless of where they reside.

        Our view on the inadvisability of residency requirements is apparently shared by the Company’s primary federal regulator, the Office of Thrift Supervision (OTS). In a recently issued denial of another thrift’s request to adopt a residency requirement bylaw, the OTS said “the current economic circumstances provide a strong reminder that institutions can and do run into business problems and may need assistance to overcome such events” and “a provision that excludes everyone who does not live in a particular state from board membership may prevent an entity from bringing on board members with the particular expertise necessary to deal with a business crisis and may impair the entity’s ability to raise capital from persons or entities that would want board representation to protect their investments.” (See OTS Order No. 2008-34, a copy of which was provided by the PL Capital Group to senior management of the Company).

        Regardless of where an individual currently resides, the individual may intimately understand and genuinely care about the community in which the Company operates. Furthermore, such individual may be the best qualified individual to serve as a director. We believe that stockholders can make up their own minds as to whether a director nominee, whether local or not, should be elected, and that the board of directors and stockholders must have the flexibility to nominate as directors the best qualified individuals available regardless of where they reside.

        For the reasons discussed above, we are proposing the attached stockholder proposal (see Annex A) and request that it be included in the Company’s proxy statement for the Annual Meeting.

        Other Corporate Governance Improvements

        The elimination of the director residency requirement discussed above would be a good start, but we believe the Company also needs to adopt several additional corporate governance improvements. The Company has adopted numerous provisions in its bylaws and articles of incorporation that we believe undermine the rights of stockholders and are contrary to proper corporate governance. We identify a number of these provisions below. We believe the provisions below are contrary to proper corporate governance and may serve merely to inappropriately entrench management and undermine stockholders’ rights.

        If the board of directors does not agree to adopt the standards we are recommending, we may elect to directly present proposals on these matters to stockholders at the Annual Meeting or at future stockholder meetings.

        Majority Voting

        Section 7 of Article I of the Company’s bylaws states that “all elections shall be determined by a plurality of the votes cast, and, except as otherwise required by law or the Articles of Incorporation, all other matters shall be determined by a majority of the votes cast.” Therefore, a director is elected by a plurality of votes cast.

        In recent years, many corporate governance experts and boards of directors have recognized that the standard used by the Company does not allow for stockholders to have a real say in the election of directors, particularly in uncontested elections. In an uncontested election, it is mathematically impossible for a company nominee to lose an election (assuming the company nominee can garner at least one vote FOR their election) regardless of how many stockholders vote AGAINST or to WITHHOLD. In short, the outcome is pre-ordained regardless of stockholders wishes. While it is true that a dissatisfied stockholder can always run a separate slate of directors (which currently have to be local residents regardless of whether non-locals may be more highly qualified), this remedy is expensive, time-consuming, complicated and beyond the reach of all but a handful of sophisticated and wealthy stockholders.

        To remedy this lack of stockholder democracy, many boards of directors have adopted a so-called “majority voting” standard respecting the election of directors. In an uncontested election with a majority voting standard, only those directors that receive a majority of votes cast FOR them are elected. Those directors who do not receive a majority of votes cast FOR (namely, more votes are cast AGAINST or WITHHELD) are required to tender their resignation from the board.

        Under this standard, stockholders’ votes are meaningful. Numerous public companies have adopted this standard already and many corporate governance experts expect widespread adoption of this standard. We note that RiskMetrics Group (formerly ISS) and other proxy governance advisors generally recommends that its’ clients vote “FOR” majority vote proposals.

        We recommend that the board of directors take the steps necessary to adopt a majority voting standard for the election of directors after consulting with independent corporate governance experts.

        Declassified Board

        Article Seventh of the Company’s Articles of Incorporation provide that the Company’s board of directors is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually, which we believe would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

        We believe that electing all directors annually is one of the best methods available to stockholders to ensure that the Company is managed in the best interests of stockholders. A study by researchers at Harvard Business School and the University of Pennsylvania’s Wharton School titled “Corporate Governance and Equity Prices” (Quarterly Journal of Economics, February 2003) looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring stockholders (such as annual director elections) and firm value, though the study did not break out the impact of individual governance practices.

        We regard as unfounded the concern expressed by some that the annual election of all directors could leave companies vulnerable to takeovers. The Company is a thrift holding company which is already adequately protected by regulatory restrictions on changes in control. The Company is also protected by other significant anti-takeover protections.

        Annual director elections is a growing trend, as evidenced by a majority of S&P 500 companies now electing their entire board of directors annually. We note that RiskMetrics Group and other proxy governance advisors generally recommend that its clients vote “FOR” repealing classified boards and electing all directors annually.

        We recommend that the board of directors take the steps necessary to declassify the board after consulting with independent corporate governance experts.

        Integrity Bylaw

        Section 3.c. of Article II of the Company’s bylaws contains a provision that prohibits certain “ineligible” individuals from serving as directors. Ineligible individuals are defined as those individuals who have been the subject of a cease and desist order, have been convicted of a crime involving dishonesty or breach of trust, or have been charged for such a crime.

        The integrity bylaw also prohibits an ineligible person from nominating someone to serve as a director. We believe this provision inappropriately diminishes the property rights of the Company’s stockholders. The integrity and qualifications of the nominee candidate, not the nominator, is the relevant issue. Not only does the prohibition on an ineligible individual nominating someone as a director diminish stockholders’ rights and run contrary to affording stockholders a fair opportunity to nominate candidates for the board of directors, it does not provide the Company with any valid protection. There is not any evidence that a stockholder with “bad” character who nominates a person of “good” character would in any way damage the reputation of the Company, or in any way adversely affect the Company. Indeed, “guilt by association” is a standard that is legally unsupportable, and one that is not appropriate or necessary to mitigate any kind of “reputational risk.” Stockholders are fully capable of assessing the nominees for election to the board and the nominator, and all stockholders should, as part of their ownership right, be free to nominate qualified individuals to the board.

        We also note that the OTS (in OTS Order No. 2008-34) recently rejected another thrift’s attempt to implement an integrity bylaw provision that would prohibit nominations by ineligible stockholders. The OTS Order stated that it appeared that the proposed integrity bylaw requirement “exhibits management’s lack of trust of stockholders”, and further noted “that management is supposed to serve the interests of the institution and its stockholders or members, not their own interests.”

        We recommend that the board of directors take the steps necessary to amend the bylaws and remove the restriction on director nominations by ineligible stockholders.

        Strike Price of Future Stock Option Grants

        It is our understanding that the Company is contemplating the implementation of a stock award plan, which would likely allow for the award of stock options as well as stock. In this regard, we believe that any awards to be made under such plan must be earned, not just granted. Further, any such awards must represent a true incentive to management and the board of directors to achieve results that are in the best interests of the Company and its stockholders.

        We would also expect that any option awards made would have a strike price equal to the fair market value on the date of grant. However, given the drop in the stock price below the most recent $10.00 offering price (not to mention the substantial dilution incurred by stockholders who owned the stock prior to the most recent second step offering), we believe the Company should obligate itself not to issue any option awards with a strike price of less than $10.00 per share. We do not believe this is a hardship on option award recipients given that $10.00 is still substantially below the Company’s tangible book value. We note that this is a standard that another thrift in which the PL Capital Group owns a stake has adopted (MSB Financial Corp.).

        If such plans are implemented in the future, we recommend that the board of directors take the steps necessary to ensure that the granting and vesting of the awards be tied to objective standards of financial and operating performance (for example, ROE, ROA, EPS growth, credit quality, deposit growth, etc.) and that any stock options granted under such plans contain an exercise price equal to the greater of $10.00 or the fair market value on the date of grant.

        Conclusion

        As we have mentioned to the senior management of the Company on several occasions, the PL Capital Group will evaluate the corporate governance profile and actions of the Company when voting on any stockholder proposals offered by the Company (for example, stock option and stock benefit plans) in 2009 or beyond, including the Company’s response to removing the residency requirement, implementing the majority voting standard and the other recommendations contained herein.

        As noted earlier, depending upon whether the Company adopts the recommendations contained herein, the PL Capital Group may also propose its own proxy statement containing the other corporate governance recommendations noted in this letter at the upcoming or future Annual Meeting(s).

        We would be happy to discuss with you the stockholder proposal that Financial Edge Fund, L.P. has submitted. Should the board of directors decide to adopt the attached stockholder proposal and eliminate the residency requirement, Financial Edge Fund, L.P. will ask that the proposal be withdrawn from consideration at the stockholder meeting.

        Please feel free to contact Rich Lashley at (973) 360-1666 or John Palmer at (630) 848-1340 if you have any questions or need any additional information relating to this proposal.

Very truly yours,
FINANCIAL EDGE FUND, L.P.
/s/ Richard Lashley
Richard Lashley, Managing Member
PL Capital, LLC (General Partner of
the Financial Edge Fund, L.P.)
cc:	Mr. Phillip Goldberg, Foley & Lardner LLP

Annex A

        RESOLVED:

        We request that the directors take the steps necessary to amend the Bylaws of BCSB Bancorp, Inc. (the “Company”) by eliminating the residency requirement under Section 3.b. of Article II, which provides that for an individual to be eligible to serve as a director of the Company, the individual must reside in either the Baltimore, Maryland Metropolitan Statistical Area (MSA) or Cecil County, Maryland.

        Stockholder Supporting Statement:

        We believe that this residency requirement undermines the Company’s and stockholders’ ability to select the most qualified and appropriate individuals to serve on the board of directors because such individuals may reside somewhere else.

        We strongly believe that it is in the best interests of the Company and its stockholders for the board of directors and stockholders to have the flexibility to nominate and elect the most qualified directors to serve as members of the board, whether or not they reside in the Baltimore, Maryland MSA or Cecil County, Maryland.

        This is particularly true in difficult economic circumstances (as we have had in recent times), when the Company may require specialized assistance. In this situation, a provision that excludes everyone not living in a certain geographic area from serving on the board of directors may prevent the Company from bringing onto the board individuals with the particular expertise necessary to deal with a business crisis, or it could prevent the Company from being able to raise capital from persons that want board representation to protect their investment. We note that the Company’s primary regulator, the Office of Thrift Supervision (OTS), recently rejected another thrift’s attempt to implement a geographic restriction for similar reasons (OTS Order No. 2008-34 dated September 26, 2008).

        We believe the residency requirement serves no corporate governance or business purpose other than to entrench the existing management and board of directors. Stockholders should be allowed to decide for themselves whether local residency is an important factor when electing or voting for directors.

        In effect, the residency requirement creates two classes of stockholders: those “first class” stockholders who happen to live in the defined local areas and those “second class” stockholders who don’t. We believe this is a discriminatory standard against all stockholders who live outside of the designated areas.

        We do not recall the Company offering their stock only to local residents of Baltimore when the Company was trying desperately to get its most recent capital raise completed. In our view, the Company would likely now be operating under severe regulatory constraints, or worse, if non-local stockholders did not subscribe to the Company’s stock offering.

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        Said simply, all stockholders should have the same stockholders’ rights and the most highly qualified individuals should be eligible to serve on the Company’s board of directors, regardless of where they reside.

        We urge you to vote FOR this resolution.